UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

Mike Wilkens

Volition Capital LLC

177 Huntington Avenue, 16th Floor

Boston, MA 02115

617-830-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Volition Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,097 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,097 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,097 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Represents the sum of (i) 4,739,336 shares of Class A common stock (“Class A Common Stock”) underlying the Series A Preferred Stock (as defined in Item 3 of the Original Schedule 13D) and (ii) 7,760,761 shares of Class A Common Stock underlying the Series A’ Preferred Stock (as defined in Item 3 below). These securities are directly held by Volition Fund IV (as defined in Item 2(a) of the Original Schedule 13D). Volition Capital Advisors IV (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Volition Fund IV. The managing members of Volition Capital Advisors IV are Lawrence Cheng, a member of the Issuer’s Board (as defined in Item 2(a) of the Original Schedule 13D), Sean Cantwell and Roger Hurwitz. The Managing Members (as defined in Item 2(a) of the Original Schedule 13D) and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

The calculation is based on 33,509,288 shares of Class A Common Stock issued and outstanding as of August 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission (the “Commission”) on August 12, 2024 (the “Form 10-Q”), plus an aggregate of 12,500,097 shares of Class A Common Stock underlying the Series A Preferred Stock and Series A’ Preferred Stock, which amount of shares may vary based on the applicable Conversion Rate (as defined in Item 3 of the Original Schedule 13D).

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Volition Capital Advisors IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,097 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,097 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,097 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents the sum of (i) 4,739,336 shares of Class A Common Stock underlying the Series A Preferred Stock and (ii) 7,760,761 shares of Class A Common Stock underlying the Series A’ Preferred Stock. These securities are directly held by Volition Fund IV. Volition Capital Advisors IV is the general partner of Volition Fund IV. The Managing Members and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

The calculation is based on 33,509,288 shares of Class A Common Stock issued and outstanding as of August 8, 2024, as reported by the Issuer in its Form 10-Q, plus an aggregate of 12,500,097 shares of Class A Common Stock underlying the Series A Preferred Stock and Series A’ Preferred Stock, which amount of shares may vary based on the applicable Conversion Rate.

CUSIP No. 39957D102

1	NAME OF REPORTING PERSON Lawrence Cheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,097 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,097 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,097 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents the sum of (i) 4,739,336 shares of Class A Common Stock underlying the Series A Preferred Stock and (i) 7,760,761 shares of Class A Common Stock underlying the Series A’ Preferred Stock. These securities are directly held by Volition Fund IV. Volition Capital Advisors IV is the general partner of Volition Fund IV. The Managing Members and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

The calculation is based on 33,509,288 shares of Class A Common Stock issued and outstanding as of August 8, 2024, as reported by the Issuer in its Form 10-Q, plus an aggregate of 12,500,097 shares of Class A Common Stock underlying the Series A Preferred Stock and Series A’ Preferred Stock, which amount of shares may vary based on the applicable Conversion Rate.

Explanatory Note:

This joint statement on Schedule 13D/A (this “Statement”) is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Class A Common Stock of Grove Collaborative Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111.

This Amendment No. 2 (this “Amendment No. 2”) supplements and amends the Schedule 13D relating to the Class A Common Stock of the Issuer that was filed with the Commission on August 21, 2023, as amended by Amendment No. 1 that was filed with the Commission on December 15, 2023 (the “Original Schedule 13D”). This Amendment No. 2 is being filed to update the number of shares of Class A Common Stock beneficially owned by the Reporting Persons since the date of the Original Schedule 13D due to the transactions described in this Amendment No. 2 and the resulting change in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and supplemented as follows:

On September 20, 2024 (the “Closing Date”), the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with Volition Fund IV, pursuant to which the Issuer issued and sold to Volition Fund IV, 15,000 shares of the Issuer’s Series A’ Convertible Preferred Stock, par value $0.0001 per share (the “Series A’ Preferred Stock”) in exchange for (i) $15,000,000 in cash paid to the Issuer (the “Cash Purchase Price”), (ii) the forfeiture and termination of all existing warrants to purchase, in aggregate, 1,600,683 shares of the Issuer’s Class A Common Stock held by Volition Fund IV (the “Cancellation”), and (iii) the modification of certain terms of the Issuer’s existing Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock” and together with the Series A’ Preferred Stock, the “Preferred Stock”), held by Volition Fund IV (the “Series A Modification” and together with the Cancellation and the Cash Purchase Price, the “Purchase Price”), all on the terms and subject to the conditions set forth in the Subscription Agreement (the foregoing transaction, the “2024 Private Placement”).

Preferred Stock

In connection with the closing of the 2024 Private Placement, the Issuer also filed the Amended and Restated Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Delaware on the Closing Date setting forth the respective terms, rights, obligations and preferences of the Series A’ Preferred Stock and Series A Preferred Stock.

Ranking and Dividends

The Series A’ Preferred Stock shall rank pari passu with the existing Series A Preferred Stock and prior and superior to all of the Class A Common Stock, Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Common Stock”), and any other capital stock of the Issuer. The rights of the shares of Class A Common Stock, Class B Common Stock and other capital stock of the Issuer shall be of junior rank to and subject to the preferences and relative rights of the Preferred Stock.

The Preferred Stock has a liquidation preference of $1,000.00 per share (the “Liquidation Preference”). The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Issuer’s Board of Directors (the “Board”), out of any funds and assets legally available therefor, dividends at the rate of 6% per annum of the Liquidation Preference for each share of Preferred Stock. The Preferred Stock’s right to receive dividends are prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Class A Common Stock payable in shares of Class A Common Stock).

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, at the office of the Issuer or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock equal to the sum of (i) the amount determined by dividing (x) the Liquidation Preference plus any declared but unpaid dividends to which such share of Preferred Stock is then entitled by (y) the then-effective Conversion Price, in effect on the date the certificate is surrendered for conversion or notice is provided for non-certificated shares and (ii) the Subsequent Issuance Share Adjustment. The “Conversion Price” for shares of Series A’ Preferred Stock shall initially be $1.9328 (as adjusted for stock splits, combinations, stock dividends, recapitalizations and the like) per share. The “Conversion Price” for shares of Series A Preferred Stock of $2.11 per share was not adjusted in connection with the 2024 Private Placement. The “Subsequent Issuance Share Adjustment” for shares of Preferred Stock shall initially be equal to zero and shall be adjusted as set forth in Section 5(h) of the Series A’ Certificate of Designation. The number of shares of Class A Common Stock issuable upon conversion of the Preferred Stock cannot exceed the number resulting from $1,000.00 per share of Preferred Stock (as adjusted for stock splits, combinations, stock dividends, recapitalizations and the like with respect to the Preferred Stock) (as adjusted, the “Original Issue Price”) divided by the Minimum Price (as defined by Section 312.04(h) of the NYSE Listed Issuer Manual) measured on September 20, 2024 for the Series A’ Preferred Stock and August 11, 2023 for the Series A Preferred Stock.

Cash will be paid in lieu of any fractional shares based on the closing market price of the Class A Common Stock on the conversion date. The Conversion Price is subject to adjustment for customary anti-dilution protections, including for stock dividends, splits, and combinations, rights offerings, spin-offs, distributions of cash or other property (to the extent not participating on an as-converted basis) and above market self-tender or exchange offers.

Subject to certain exceptions, upon the occurrence of a fundamental change, voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, the Issuer will be required to pay an amount per share of Preferred Stock equal to the greater of (i) the Original Issue Price or (ii) the consideration per share of Preferred Stock as would have been payable had all shares of the applicable series of Preferred Stock been converted to Class A Common Stock immediately prior to the liquidation event, plus, in each case, the aggregate amount of all declared but unpaid dividends thereon to the date of final distribution to the holders of Preferred Stock.

Voting and Consent Rights

Holders of Preferred Stock are entitled to vote with the holders of shares of Common Stock on an as-converted to common basis at any annual or special meeting of stockholders of the Issuer, and not as a separate class, except as required by Delaware law.

Additionally, for so long as 50% of the shares of Preferred Stock remain outstanding, the Issuer will be prohibited, without the consent of the holders of at least a majority of the Preferred Stock, voting together as a single class on an as-converted basis, from taking various corporate actions, including:

•

amend, modify or alter (A) the Certificate of Designation or (B) the Issuer’s certificate of incorporation (including by filing any new certificate of designation or elimination) or the Bylaws of the Issuer, in each case with respect to this clause (B) in a manner that adversely affects the rights, preference or privileges of the Preferred Stock;

•	increase or decrease the authorized number of shares of Preferred Stock or issue additional shares of Preferred Stock;

•

authorize, create, issue or obligate itself to issue (by reclassification, merger or otherwise) any capital stock (or any class or series thereof) that has any rights, preferences or privileges senior to, or on a parity with, the Preferred Stock (a “New Security”) unless the holders of Preferred Stock are offered the opportunity to participate in the offering of the New Security pursuant to Section 10.2 of the Subscription Agreement; or

•

authorize, create, issue or obligate itself to issue, assume, incur or guarantee any indebtedness, that is not included in the Issuer’s budget approved by the Board or otherwise approved by the Board other than (1) the issuance of up to an aggregate of $2,500,000 of indebtedness or (2) trade payables incurred in the ordinary course of business.

Restrictions on Transfer

The holders of Preferred Stock are permitted to transfer their shares of Preferred Stock subject to any applicable legends or legal restrictions arising under applicable law, subject to completion of certain procedures.

Registration Rights

The Issuer has agreed that within 30 days after the Closing Date, the Issuer will file a registration statement to register the resale of all the shares of Common Stock issuable upon conversion of the Series A’ Preferred Stock.

Participation Rights

The Subscription Agreements provides Volition Fund IV, for so long as Volition Fund IV and its affiliates continues to hold or beneficially own at least 20% of the Preferred Stock (or Common Stock underlying such Preferred Stock), with a right to participate as investors in future financing transactions by the Issuer. The right is limited to financing transactions involving equity securities or securities exercisable or convertible for equity securities of the Issuer, subject to certain exemptions, and will provide Volition Fund IV the right to buy a number of new securities, on the same terms and conditions offered to other potential investors, as set forth in the Subscription Agreement.

Beneficial Ownership and Voting Limitations

The Certificate of Designation includes certain provisions that prevent Volition Fund IV from converting its Preferred Stock or voting its Preferred Stock on an as-converted-to-Common Stock basis, as applicable, to the extent such action would result in Volition Fund IV beneficially owning or voting in excess of 29.99% of the Issuer’s then outstanding voting power or issued and outstanding Class A Common Stock and Class B Common Stock (on an as converted basis) (the “Change of Control Limitation”). In the event that at any time the conversion or voting rights of a share of Preferred Stock would be prohibited, limited or otherwise restricted as a result of the Change of Control Limitation, the Issuer shall use its best efforts to obtain stockholder approval of the conversion rights or voting power in excess of the Change of Control Limitation in accordance with the applicable rules and regulations of the New York Stock Exchange (the “Requisite Stockholder Approval”) at its next regular annual meeting of stockholders (the “Annual Meeting Meeting”). The Issuer shall use its reasonable best efforts to solicit its stockholders’ approval of such resolution and the disinterested members of the Board shall recommend to the stockholders that they approve such resolution. If the Requisite Stockholder Approval is not obtained at the Annual Meeting, the Issuer shall seek approval from its stockholders annually at each subsequent regular annual meeting of stockholders until such approval is obtained.

Board of Directors

The Certificate of Designation and the Subscription Agreement provides that so long as Volition Fund IV holds 20% or more of the shares of Class A Common Stock issued or issuable upon conversion of the Preferred Stock, Volition Fund IV has the right to designate one director for election to the Board as a Class I Director. Volition Fund IV’s designee is Larry Cheng, who is already serving as a director on the Board.

Additional Changes to the Series A Preferred Stock

The terms of the Series A Preferred Stock were amended to (i) remove all redemption rights, (ii) exempt the issuance of the Preferred Stock (and the shares of Class A Common Stock issuable upon conversion of the Preferred Stock) from the anti-dilution provisions applicable to the Series A Preferred Stock and (iii) revise the beneficial ownership limitations on the conversion and voting of the Series A Preferred Stock to be consistent with those of the Preferred Stock.

The foregoing descriptions of the Certificate of Designation and the Subscription Agreement and the transactions contemplated thereby are only summaries and do not purport to be complete, and are qualified in its entirety by reference to the full text of such instruments, copies of which are attached to the Issuer’s Current Report on Form 8-K filed with the Commission on September 23, 2024 as Exhibit 3.1 and Exhibit 10.1, respectively, which are filed as Exhibit 7 and Exhibit 8, respectively, to this Amendment No. 2 and incorporated herein by reference.

All shares of the capital stock of the Issuer purchased by each Volition Fund IV have been purchased using investment funds provided to Volition Fund IV by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Cheng is a member of the Board. In addition, Cheng, in his capacity as a director, may be entitled to receive standard compensation payable to non-employee directors of the Issuer. Cheng has waived his right to receive standard compensation payable to non-employee directors.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of Volition Fund IV, the general partner and limited partners of Volition Fund IV may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 7:	Amended and Restated Certificate of Designation of Series A Preferred Stock of Grove Collaborative Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Form 8-K filed by the Issuer with the Commission on September 23, 2024)

Exhibit 8:	Subscription Agreement, dated as of September 20, 2024, by and between Grove Collaborative Holdings, Inc., and Volition Capital Fund IV, L.P. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the Commission on September 23, 2024)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2024

VOLITION CAPITAL FUND IV, L.P.

By:	Volition Capital Advisors IV, LLC
Its:	General Partner

By:	/s/ Lawrence Cheng
Lawrence Cheng, Managing Member

VOLITION CAPITAL ADVISORS IV, LLC

By:	/s/ Lawrence Cheng
Lawrence Cheng, Managing Member

/s/ Lawrence Cheng
Lawrence Cheng